Item 30. Exhibit (d) vi.

Other Insured Rider

This rider provides a level amount of term insurance on the life of each Other Insured. This insurance is convertible for a limited period. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Policy

This rider is made a part of this policy as of the earliest Rider Issue Date for this rider, in return for the application for this rider and the payment of monthly rider charges. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Rider Benefit

This rider provides a death benefit. If an Other Insured dies before the Rider Expiration Date for that Other Insured and while the Rider Face Amount for the Other Insured is in force, we will pay the death benefit provided by this rider for that Other Insured. For each Other Insured, the death benefit will be the Rider Face Amount in effect on the date of death for that Other Insured, reduced by any unpaid monthly rider charges for that Other Insured to the date of death. The Rider Face Amount for each Other Insured is shown in the Policy Specifications for this rider.

The Parties Involved - Owner, Other Insured, Rider Beneficiary

The Owner is the person who owns this policy, as shown in the Policy Specifications.

An Other Insured is a person whose life this rider insures. Each Other Insured is named in the Policy Specifications for this rider.

A Rider Beneficiary is any person named in our records to receive the death benefit after the Other Insured dies. The Rider Beneficiary for each Other Insured is shown in the Policy Specifications.

Dates - Rider Date, Rider Anniversary Date, Rider Year, Rider Issue Date, Rider Expiration Date

The Rider Date for each Other Insured is shown in the Policy Specifications for this rider. It is the starting point for determining the Rider Anniversary Dates for each Other Insured. The first Rider Anniversary Date is one year after the Rider Date. The period from the Rider Date to the first Rider Anniversary Date, or from one Rider Anniversary Date to the next, is called a Rider Year.

The Rider Issue Date for each Other Insured is also shown in the Policy Specifications for this rider. This Date starts the contestability and suicide periods for insurance on the Other Insured. We discuss contestability and suicide later in this rider. For each Other Insured, the Initial Rider Face Amount is in force from its Rider Issue Date or, if later, the date the first premium under this policy is paid.

The Rider Expiration Date for each Other Insured (also shown in the Policy Specifications for this rider) is the date insurance coverage for that Other Insured ends. While coverage under this rider is in force for an Other Insured, it will continue to, but not including, the Rider Expiration Date.

Ages - Rider Issue Age, Rider Attained Age

The Rider Issue Age for each Other Insured (shown in the Policy Specifications for this rider) is the age of the Other Insured on the birthday nearest the Rider Date.

The Rider Attained Age for each Other Insured is the Rider Issue Age increased by the number of full Rider Years elapsed.

Rider Charges

Charges for this rider are due on each Monthly Charge Date prior to the policy Insured's 100th birthday. Charges will be deducted monthly from the account value of this policy.

For each Other Insured, the monthly charge for this rider equals the sum of the charge for the Rider Face Amount and the rider flat charge, if any. The maximum monthly rider charge rates per $1,000 of Rider Face Amount and any rider flat charges for each Other Insured are shown in the Table(s) Of Maximum Monthly Rider Charges of the Policy Specifications for this rider. Maximum monthly rider charge rates and rider flat charges for each segment of the Rider Face Amount for an Other Insured issued in a distinct risk class will be shown in a separate table.

For each Other Insured, we may charge less than the maximum monthly rider charges shown in the table(s). Any change in these charges will apply to all individuals in the same class as the Other Insured.

Rider Premium Expense Factor

The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of this policy.

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider.

Increases In The Rider Face Amount

While insurance coverage under this rider is in force for an Other Insured and the Other Insured is living, the Rider Face Amount for the Other Insured may be increased upon written application. We require evidence of insurability, satisfactory to us, for an increase. The amount of each increase must be for at least the Minimum Face Amount Increase shown in the Policy Specifications. However, the Rider Face Amount for an Other Insured cannot exceed the policy Face Amount in effect at that time.

Any increase in the Rider Face Amount for an Other Insured elected under an insurability protection type of rider will be effective as directed in that rider. Any other increase will be effective on the policy Monthly Charge Date that is on, or precedes, the date we approve the application for it. Monthly rider charges for an increase will be deducted from the policy account value starting on the effective date of the increase.

No increase in the Rider Face Amount will be permitted after the Rider Anniversary Date nearest the Other Insured's 85th birthday.

Decreases In The Rider Face Amount

After the first Rider Year for an Other Insured, the Rider Face Amount for that Other Insured may be decreased by the Owner's written request. However, the decrease must not reduce the Rider Face Amount for the Other Insured to an amount less than the Minimum Rider Face Amount shown in the Policy Specifications for this rider. No decrease for an Other Insured is permitted within one year following the effective date of any increase for that Other Insured.

Any decrease in the Rider Face Amount for an Other Insured will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written request. If a decrease follows one or more increases for the Other Insured, the decrease is taken from the most recent increase(s) for the Other Insured.

No decrease in the Rider Face Amount will be permitted beyond the Other Insured's Attained Age 99.

Conversion While Policy Insured Is Living

While insurance coverage under this rider is in force for an Other Insured and the policy Insured is living, the Rider Face Amount for the Other Insured may be converted to – that is, exchanged for – new life insurance on the life of that Other Insured. Conversion while the policy Insured is living may be made at any time before the Other Insured's Rider Attained Age 70. A written application will be needed. However, evidence of insurability will not be required.

Conversion will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written application. Insurance under this rider for the Other Insured will continue to, but not including, that Monthly Charge Date.

The new life insurance on the Other Insured will be effective on the date of the conversion. Also, it must meet the following requirements as of that date:

1.	It will be flexible premium adjustable variable life insurance then offered by us or one of our affiliates that could be purchased on the life of the Other Insured;
2.	The face amount of coverage will be the Rider Face Amount then in effect for the Other Insured;
3.	It will be issued at the rates then available using the age of the Other Insured on the nearest birthday and the comparable risk class(es) under this rider for the Other Insured;
4.	It will be subject to any limitations of risk and any assignments in effect for the Other Insured under this rider; and
5.	It will include any benefit riders only with our consent.

The new life insurance will be modified to show that the suicide and contestability periods will be measured from the date(s) applicable under this rider for the Other Insured.

Partial Conversion While Policy Insured Is Living

While insurance coverage under this rider is in force for an Other Insured and the policy Insured is living, part of the Rider Face Amount for the Other Insured may be converted to new life insurance on the life of that Other Insured. Partial conversion while the policy Insured is living may be made at any time before the Other Insured's Rider Attained Age 70. A written application will be needed. However, evidence of insurability will not be required.

If partial conversion follows one or more increases for the Other Insured, the part of the Rider Face Amount converted is taken from the most recent increase(s) for the Other Insured.

Conversion will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written application. The amount of insurance converted under this rider for the Other Insured will continue to, but not including, that Monthly Charge Date. If the amount of insurance not converted under this rider for the Other Insured is less than the Minimum Rider Face Amount shown in the Policy Specifications for this rider, it will terminate as of the effective date of conversion.

The new life insurance on the Other Insured will be effective on the date of conversion. Its face amount of coverage will be the amount converted. It must meet all the other requirements for full conversion as stated in the preceding provision. In addition, the amount of insurance to be converted must meet the minimum amount requirements of the new life insurance in effect on the date of conversion. The new life insurance will be modified to show that the suicide and contestability periods will be measured from the date(s) applicable under this rider for the Other Insured for the part of the Rider Face Amount converted.

Conversion Upon Death Of Policy Insured

If the Other Insured is not the Policy Insured, upon the death of the Policy Insured, the Rider Face Amount in force for the Other Insured may be converted to new life insurance on that person.

Conversion upon the death of the policy Insured may be made at any time up to 90 days after the date we receive due proof of the policy Insured's death. However, conversion of the insurance on the life of an Other Insured may not be made if the Other Insured's Rider Attained Age is 70 or more.

After the death of the policy Insured, insurance coverage for each Other Insured will continue in force under this rider until the effective date of the new life insurance or, if earlier, the end of the 90-day period for conversion.

In all other aspects, conversion upon the death of the policy Insured will be subject to the terms of the Conversion While Policy Insured Is Living provision of this rider.

Contestability

We can bring legal action to contest the validity of any life insurance coverage for an Other Insured under this rider for any material misrepresentation of a fact made in the application for that coverage. However, we cannot, in the absence of fraud, contest the validity of any life insurance coverage for an Other Insured after that coverage has been in force during the lifetime of the Other Insured for two years or, if that coverage is reinstated, two years after the date of reinstatement.

Misstatement Of Age Or Gender

If an Other Insured's date of birth or gender as given in the application is not correct, the Rider Face Amount for that Other Insured will be adjusted. The adjustment will reflect the amount provided by the most recent monthly rider charge using the correct age and gender. If the adjustment is made while the Other Insured is living, monthly rider charges after the adjustment will be based on the correct age and gender.

Suicide

If an Other Insured commits suicide, while sane or insane, within two years after any life insurance coverage for that Other Insured becomes effective and while this rider is in force, we will pay a limited death benefit to the beneficiary. In this case, we will refund the monthly rider charges deducted for that coverage. However, there will be no separate refund under this rider if a refund is payable under the policy Death By Suicide provision due to suicide within two years after the policy Issue Date.

Termination Of This Rider

This rider will end on the Rider Expiration Date, if applicable. This rider will also end if any of the following occurs:

  Expiration of the 90-day conversion period upon death of the policy Insured;
  The end of the grace period for an unpaid premium under the policy;
  Termination of this policy for any other reason;
  Change of this policy to a different policy on which this rider is not available; or
  Conversion of the remaining Rider Face Amount under this rider.

Cancellation Of This Rider

This rider may be cancelled by the Owner's written request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the written request. Insurance for each Other Insured under this rider will continue to, but not including, the effective date of cancellation.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ RJ O'Connell	/s/ Ann F. Lomeli
PRESIDENT	SECRETARY

POLICY SPECIFICATIONS OTHER INSURED RIDER

POLICY NUMBER:	123456789
OTHER INSURED:	WILLIAM F. DOE
RELATIONSHIP TO POLICY INSURED:	SPOUSE, CHILD, OR SELF*
RIDER ISSUE AGE AND GENDER:	35 MALE
RIDER DATE:	JANUARY 1, 2001
RIDER ISSUE DATE:	JANUARY 1, 2001
RIDER EXPIRATION DATE:	JANUARY 1, 2066
INITIAL RIDER FACE AMOUNT:	$100,000
MINIMUM RIDER FACE AMOUNT:	$15,000
RIDER PREMIUM EXPENSE FACTOR:	1,055.00

* The cost for this coverage may be included in the maximum premium limit for this policy.

     TABLE OF MAXIMUM MONTHLY RIDER CHARGES
CHARGE RATES PER THOUSAND OF RIDER FACE AMOUNT
RISK CLASS: PREFERRED NONTOBACCO

ATTAINED	MONTHLY	ATTAINED	MONTHLY	ATTAINED	MONTHLY
AGE	RATE	AGE	RATE	AGE	RATE

35	0.14083	57	0.79083	79	7.14333
36	0.14750	58	0.86833	80	7.80583
37	0.15667	59	0.95583	81	8.54333
38	0.16667	60	1.05333	82	9.37667
39	0.17833	61	1.16167	83	10.31583
40	0.19083	62	1.28500	84	11.34250
41	0.20583	63	1.42583	85	12.43333
42	0.22083	64	1.58500	86	13.56667
43	0.23833	65	1.76083	87	14.73250
44	0.25583	66	1.95000	88	15.90750
45	0.27667	67	2.15500	89	17.10750
46	0.29917	68	2.37500	90	18.34917
47	0.32333	69	2.61500	91	19.65333
48	0.34917	70	2.88583	92	21.06250
49	0.37833	71	3.24250	93	22.63583
50	0.40917	72	3.54667	94	24.63750
51	0.44583	73	3.95333	95	27.49667
52	0.48833	74	4.41000	96	32.04583
53	0.53583	75	4.90000	97	40.01667
54	0.59083	76	5.42167	98	54.83167
55	0.65167	77	5.97000	99	83.33333
56	0.71917	78	6.53917

The above rates are based on the Commissioners 1980 Standard Ordinary Nonsmoker Mortality Table - Male.